

Mail Stop 4628

January 21, 2016

<u>Via E-Mail</u>
Mike Ulrich
Vice President & Trust Officer
The Bank of New York Mellon Trust Company, N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

> **Re:** **Mesa Royalty Trust**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 31, 2015**
> **Response dated November 30, 2015**
> **File No. 1-07884**

Dear Mr. Ulrich:

We have reviewed your November 30, 2015 response to our comment letter and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2015 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis, page 24

Summary of Royalty Income, Production, Prices and Costs (Unaudited), page 30

1.   We understand from your response to prior comment one that you have presented the combined figures of Oil and Natural Gas Liquids (representing 2.5% condensate and 97.5% natural gas liquids) without separate disclosure because you do not consider the condensate as of December 31, 2014 to be material. However, given the economic differences between oil and condensate and natural gas liquids, considering the portion representing natural gas liquids and that you do not have oil reserves, we believe you should identify natural gas liquids apart from any measures of oil and condensate that you

choose to present, including the disclosures relating to your reserves on page 9, and the disclosures relating to your production volumes and average sales price on page 30. You may provide information by individual product type in separate columns or line items or footnote disclosures clarifying the extent that figures in your tabulations include quantities of individual product types that are not material. Please note that information in the reserves report filed as an exhibit does not alone fulfill the disclosure requirements of Items 1202(a)(4) and 1204 of Regulation S-K. We reissue prior comment one.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources